UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39006

AMTD International Inc.

(Registrant’s Name)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

In relation to the proposed secondary listing by way of introduction of 23,873,655 Class A ordinary shares of AMTD International Inc. (the “Company”) with the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), the Company has issued an introductory document with the SGX-ST on March 31, 2020 (the Introductory Document”).

The Introductory Document contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the SGX-ST as well as updated disclosure of certain information previously disclosed in the Company’s filings with the United States Securities Exchange Commission (“SEC Filings”). Exhibit 99.1 hereto sets forth such new, supplemental, and updated information and disclosure as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in the other SEC Filings of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Selected Sections of the Introductory Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD International Inc.

By	:	/s/ Marcellus Wong
Name	:	Marcellus Wong
Title	:	Director

Date: April 3, 2020